 Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS
May 8, 2023
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on marketing and trading crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability World Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022, dated March 6, 2023 (the 2022 annual MD&A).
This MD&A, for the three months ended March 31, 2023, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three months ended March 31, 2023, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2022, and the 2022 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated March 6, 2023 (the 2022 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor”, or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
2023 First Quarter   Suncor Energy Inc.   7

MANAGEMENT’S DISCUSSION AND ANALYSIS
1. ADVISORIES
Basis of Presentation
Unless otherwise noted, all financial information is derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Non-GAAP and Other Financial Measures
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, price realizations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, free funds flow, net debt, total debt, last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures − are not prescribed by GAAP. Adjusted operating earnings (loss) is defined in the Non-GAAP and Other Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP and Other Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Adjusted funds from (used in) operations, ROCE, ROCE excluding impairments and impairment reversals, price realizations, free funds flow, net debt, total debt, refining and marketing gross margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
Risk Factors and Forward-Looking Information
The company’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) based on Suncor’s current expectations, estimates, projections and assumptions. Forward-looking statements are subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2022 annual MD&A and Suncor’s other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company’s control. Users of this information are cautioned that actual results may differ materially from those expressed or implied by forward-looking statements. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking statements contained in this MD&A.
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Common Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.
8   2023 First Quarter   Suncor Energy Inc.

2. FIRST QUARTER HIGHLIGHTS
•
First quarter financial results

•
Suncor’s adjusted operating earnings(1) were $1.809 billion ($1.36 per common share) in the first quarter of 2023, compared to $2.755 billion ($1.92 per common share) in the prior year quarter, primarily due to decreased crude oil realizations, increased operating expenses and lower upstream production and refinery throughput, partially offset by increased refined product realizations, decreased royalties and income taxes. Adjusted operating earnings were also impacted by a weakening in crude oil benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a first-in, first-out (FIFO) inventory valuation loss in the first quarter of 2023, compared to a significant gain in the prior year quarter.

•
Suncor’s net earnings were $2.052 billion ($1.54 per common share) in the first quarter of 2023, compared to $2.949 billion ($2.06 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, net earnings for the first quarter of 2023 included a $302 million gain on the sale of the company’s wind and solar assets, an $18 million unrealized loss on risk management activities recorded in other income (loss), a $3 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses and a $38 million income tax expense related to the items noted. Net earnings in the prior year quarter included a $146 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $75 million unrealized gain on risk management activities recorded in other income (loss) and a $27 million income tax expense related to the items noted

•
Adjusted funds from operations(1) were $3.002 billion ($2.26 per common share) in the first quarter of 2023, compared to $4.094 billion ($2.86 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.039 billion ($0.78 per common share) in the first quarter of 2023, compared to $3.072 billion ($2.14 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a larger use of cash associated with the company’s working capital balances in the first quarter of 2023 compared to the prior year quarter. The use of cash in the first quarter of 2023 was primarily due to income tax payments made relating to the company’s 2022 income tax expense, and the timing of commodity tax and royalty payments.

•
Cash flows drive shareholder returns. Suncor returned approximately $1.6 billion of value to shareholders in the first quarter of 2023, through $874 million in share repurchases and the payment of $690 million of dividends.

•
Record In Situ production. Total Oil Sands production was 675,100 bbls/d in the first quarter of 2023, which included record quarterly In Situ volumes, compared to 685,700 bbls/d in the prior year quarter, with the decrease due to lower SCO production, partially offset by increased non-upgraded bitumen production.

•
Driving fit and focus of asset portfolio. During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, and the acquisition of an additional 14.65% working interest in Fort Hills for $712 million. Also during the first quarter of 2023, the company reached an agreement for the sale of its U.K. Exploration and Production (E&P) portfolio for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval and is expected to close in the second quarter of 2023.

•
Agreement in place to acquire additional 135,000 bbls/d of bitumen production capacity. Subsequent to the first quarter of 2023, Suncor entered into an agreement to purchase TotalEnergies’ Canadian operations through the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which holds a 31.23% working interest in Fort Hills, a 50% working interest in the Surmont in situ asset (Surmont), as well as certain other associated assets. The acquisition is for cash consideration of $5.5 billion, before closing adjustments and other closing costs, with the potential for additional payments of up to an aggregate maximum of $600 million. The transaction will have an effective date of April 1, 2023, and is anticipated to close in the third quarter of 2023, subject to pre-emptive rights, regulatory approval and other closing conditions.

•
New Chief Executive Officer. Effective April 3, 2023, Suncor’s Board of Directors selected Rich Kruger as the company’s new President and Chief Executive Officer. Mr. Kruger also joined the Suncor Board of Directors.

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

2023 First Quarter   Suncor Energy Inc.   9

MANAGEMENT’S DISCUSSION AND ANALYSIS
3. CONSOLIDATED FINANCIAL INFORMATION
Financial Highlights
	Three months ended March 31
($ millions)	2023	2022
Earnings (loss) before income taxes

Oil Sands	1 477	2 309

Exploration and Production	375	645

Refining and Marketing	993	1 417

Corporate and Eliminations	(131)	(523)

Income tax expense	(662)	(899)
Net earnings	2 052	2 949
Adjusted operating earnings (loss)(1)

Oil Sands	1 490	2 256

Exploration and Production	375	645

Refining and Marketing	998	1 395

Corporate and Eliminations	(430)	(669)

Income tax expense included in adjusted operating earnings	(624)	(872)
Total	1 809	2 755
Adjusted funds from (used in) operations(1)

Oil Sands	2 588	3 414

Exploration and Production	491	724

Refining and Marketing	1 194	1 597

Corporate and Eliminations	(533)	(665)

Current income tax expense	(738)	(976)
Total	3 002	4 094
Change in non-cash working capital	(1 963)	(1 022)

Cash flow provided by operating activities	1 039	3 072
Capital and exploration expenditures(2)(3)

Asset sustainment and maintenance	590	512

Economic investment	438	462
Total	1 028	974
	Three months ended March 31
($ millions)	2023	2022
Free funds flow(1)	1 916	3 083

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of  $58 million in the first quarter of 2023 and $37 million in the first quarter of 2022.

(3)
Excludes capital expenditures related to assets held for sale of  $42 million in the first quarter of 2023 and $19 million in the first quarter of 2022.

10   2023 First Quarter   Suncor Energy Inc.

Operating Highlights
	Three months ended March 31
	2023	2022
Production volumes

Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	497.8	515.3

Oil Sands – Non-upgraded bitumen (mbbls/d)	177.3	170.4
Total Oil Sands production volumes (mbbls/d)	675.1	685.7
Exploration and Production (mboe/d)	67.0	80.4
Total (mboe/d)	742.1	766.1
Refinery utilization (%)	79	94

Refinery crude oil processed (mbbls/d)	367.7	436.5
Net Earnings
Suncor’s consolidated net earnings for the first quarter of 2023 were $2.052 billion, compared to $2.949 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings described in this section.
Other items affecting net earnings over these periods included:
•
During the first quarter of 2023, the company recorded a gain of $302 million on the sale of its wind and solar assets, which was completed in the first quarter of 2023 and recorded in the Corporate and Eliminations segment.

•
An unrealized loss on risk management activities of $18 million recorded in other income (loss) in the first quarter of 2023, compared to a gain of $75 million in the first quarter of 2022.

•
An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $3 million recorded in financing expenses in the Corporate and Eliminations segment in the first quarter of 2023, compared to a gain of $146 million in the first quarter of 2022.

•
An income tax expense related to the items noted above of $38 million in the first quarter of 2023, compared to $27 million in the first quarter of 2022.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended March 31
($ millions)	2023	2022
Net earnings	2 052	2 949

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	3	(146)

Unrealized loss (gain) on risk management activities	18	(75)

Gain on significant disposal	(302)	—

Income tax expense on adjusted operating earnings adjustments	38	27
Adjusted operating earnings(1)	1 809	2 755

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense excluded from adjusted operating earnings line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2023 First Quarter   Suncor Energy Inc.   11

MANAGEMENT’S DISCUSSION AND ANALYSIS
Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the Refining and Marketing (R&M) segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor’s adjusted operating earnings were $1.809 billion ($1.36 per common share) in the first quarter of 2023, compared to $2.755 billion ($1.92 per common share) in the prior year quarter, primarily due to decreased crude oil realizations, increased operating expenses and lower upstream production and refinery throughput, partially offset by increased refined product realizations, decreased royalties and income taxes. Adjusted operating earnings were also impacted by a weakening in crude oil benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a FIFO inventory valuation loss in the first quarter of 2023, compared to a significant gain in the prior year quarter.
Operating, Selling and General Expenses
	Three months ended March 31
($ millions)	2023	2022
Operations, selling and corporate costs	2 726	2 333

Commodities	551	498

Share-based compensation and other(1)	147	257
Total operating, selling and general expenses	3 424	3 088

(1)
In the first quarter of 2023, share-based compensation expense of  $101 million included a $39 million expense recorded in the Oil Sands segment, a $2 million expense recorded in the E&P segment, a $16 million expense recorded in the R&M segment and a $44 million expense recorded in the Corporate and Eliminations segment. The first quarter of 2022 share-based compensation expense of  $206 million included a $70 million expense recorded in the Oil Sands segment, a $6 million expense recorded in the E&P segment, a $32 million expense recorded in the R&M segment and a $98 million expense recorded in the Corporate and Eliminations segment. Other primarily includes costs associated with investments in the company’s digital transformation and its net-zero greenhouse gas (GHG) objective.

The company’s total operating, selling and general (OS&G) expenses were $3.424 billion in the first quarter of 2023, compared to $3.088 billion in the prior year quarter. The increase was primarily due to increased maintenance costs, including the impacts of repair activities at the company’s Commerce City refinery, inflationary impacts, increased mining activity and the company’s additional working interest in Fort Hills, partially offset by a decrease in share-based compensation expense. The company’s exposure to commodity costs within OS&G are partially mitigated by revenue from power sales that are recorded in operating revenues.
12   2023 First Quarter   Suncor Energy Inc.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations.
		Average for the three months ended March 31
		2023	2022
WTI crude oil at Cushing	US$/bbl	76.10	94.40

Dated Brent crude	US$/bbl	81.25	101.50

Dated Brent/Maya crude oil FOB price differential	US$/bbl	18.40	14.30

MSW at Edmonton	Cdn$/bbl	99.05	115.75

WCS at Hardisty	US$/bbl	51.35	79.80

WTI-WCS light/heavy differential	US$/bbl	(24.75)	(14.60)

SYN-WTI differential	US$/bbl	2.10	(1.30)

Condensate at Edmonton	US$/bbl	79.85	96.15

Natural gas (Alberta spot) at AECO	Cdn$/GJ	3.05	4.50

Alberta Power Pool Price	Cdn$/MWh	142.00	90.00

New York Harbor 2-1-1 crack(1)	US$/bbl	36.70	28.25

Chicago 2-1-1 crack(1)	US$/bbl	31.55	20.20

Portland 2-1-1 crack(1)	US$/bbl	37.40	33.80

Gulf Coast 2-1-1 crack(1)	US$/bbl	37.65	26.80

U.S. Renewable Volume Obligation	US$/bbl	8.20	6.45

Exchange rate	US$/Cdn$	0.74	0.79

Exchange rate (end of period)	US$/Cdn$	0.74	0.80

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Commodity market volatility increased during the first quarter of 2023, due to economic concerns regarding rising interest rates, inflationary pressures and future economic growth.
Suncor’s sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the first quarter of 2023 reflected a decrease in WTI at Cushing, which averaged US$76.10/bbl compared to US$94.40/bbl in the prior year quarter, and also reflected favourable SYN-WTI differentials. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty. The price of sour SCO can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton decreased to $99.05/bbl in the first quarter of 2023 compared to $115.75/bbl in the prior year quarter, and prices for WCS at Hardisty decreased to US$51.35/bbl in the first quarter of 2023, from US$79.80/bbl in the prior year quarter.
Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality premiums and discounts, as well as spot sales, and the price differential between Hardisty, Alberta, and U.S. Gulf Coast benchmarks.
The company leverages its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in the first quarter of 2023.
Suncor’s price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which decreased to US$81.25/bbl in the first quarter of 2023 compared to US$101.50/bbl in the prior year quarter.
2023 First Quarter   Suncor Energy Inc.   13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Suncor’s refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor’s realized refining and marketing gross margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor’s refining and marketing business. In addition, U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. This custom index is a single value representing a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor’s unique set of refinery configurations; overall crude slate and product mix, location, quality and grade differentials, and the benefits of its marketing margins. The custom index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and a seasonal factor. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.
Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased to when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company’s realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.
In the first quarter of 2023, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to the prior year quarter due to increased demand for transportation fuels and declining North American refined product inventory levels, and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$42.80/bbl in the first quarter of 2023 compared to US$32.25/bbl in the first quarter of 2022, reflecting the increase in benchmark crack spreads.
The cost of natural gas used in Suncor’s Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark decreased to $3.05/GJ in the first quarter of 2023, from $4.50/GJ in the prior year quarter.
Excess electricity produced at Suncor’s Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price significantly increased to an average of $142.00/MWh in the first quarter of 2023 compared to $90.00/MWh in the prior year quarter.
The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. In the first quarter of 2023, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.74 per one Canadian dollar from US$0.79 per one Canadian dollar in the prior year quarter. This exchange rate decrease had a positive impact on price realizations for the company during the first quarter of 2023 when compared to the prior year quarter.
Suncor also has assets and liabilities, including approximately 70% of the company’s debt, that are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at March 31, 2023, the Canadian dollar weakened in relation to the U.S. dollar as the exchange rate at the end of the period decreased to US$0.74 per one Canadian dollar from US$0.80 per one Canadian dollar in the prior year quarter. This exchange rate decrease had a negative impact on the company’s debt balances in the first quarter of 2023 compared to the prior year quarter.
14   2023 First Quarter   Suncor Energy Inc.

4. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended March 31
($ millions)	2023	2022
Operating revenues	6 067	7 470

Less: Royalties	(272)	(985)
Operating revenues, net of royalties	5 795	6 485
Earnings before income taxes	1 477	2 309
Adjusted for:

Unrealized loss (gain) on risk management activities	13	(53)
Adjusted operating earnings(1)	1 490	2 256
Adjusted funds from operations(1)	2 588	3 414

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings were $1.490 billion in the first quarter of 2023, compared to $2.256 billion in the prior year quarter, with the decrease primarily due to lower realized crude oil prices and increased operating expenses, partially offset by decreased royalties.
2023 First Quarter   Suncor Energy Inc.   15

MANAGEMENT’S DISCUSSION AND ANALYSIS
Production Volumes(1)
	Three months ended March 31
(mbbls/d)	2023	2022
Total Oil Sands bitumen production	811.3	827.7
SCO and diesel production(2)	517.6	531.1

Internally consumed diesel and internal transfers(3)(4)	(19.8)	(15.8)
Upgraded production – net SCO and diesel	497.8	515.3
Bitumen production	189.8	173.6

Internal bitumen transfers(4)(5)	(12.5)	(3.2)
Non-upgraded bitumen production	177.3	170.4
Total Oil Sands production	675.1	685.7

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills bitumen is either sold directly to customers as finished bitumen, including Suncor’s own refineries, or to Oil Sands Base for upgrading. Nearly all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the first quarter of 2023, Oil Sands operations production volumes included 10,400 bbls/d of internallyconsumed diesel, of which 5,800 bbls/d was consumed at Oil Sands Base, 2,800 bbls/d was consumed at Fort Hills and 1,800 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,300 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In the first quarter of 2023, Oil Sands operations production included 7,100 bbls/d of SCO and 1,800 bbls/d of bitumen that were transferred to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 5,200 bbls/d of bitumen that was transferred to Oil Sands Base through the interconnecting pipelines.

(5)
Internal feedstock transfers from Fort Hills to Oil Sands operations through the paraffinic froth treatment hot bitumen transfer piping are included in gross bitumen production volumes. In the first quarter of 2023, Fort Hills production included 5,500 bbls/d of bitumen that was transferred to Oil Sands Base.

The company’s net SCO production was 497,800 bbls/d in the first quarter of 2023, compared to 515,300 bbls/d in the prior year quarter, driven by combined upgrader utilization of 93% in the first quarter of 2023, reflecting the impact of unplanned maintenance in the quarter, compared to 96% in the prior year quarter. During the first quarter of 2023, the company leveraged its regional integration and asset flexibility, through the use of internal transfers between assets, to mitigate the impacts of maintenance during the period.
The company’s non-upgraded bitumen production increased to 177,300 bbls/d in the first quarter of 2023, compared to 170,400 bbls/d in the prior year quarter, and included a new quarterly production record from the company’s In Situ assets. The increase in non-upgraded bitumen production to market included the impacts of lower bitumen volumes processed at upgrading compared to the prior year quarter. At Fort Hills, production in the first quarter of 2023 was 69,200 bbls/d, compared to 87,500 bbls/d in prior year quarter, reflecting the execution of its mine improvement plan, which is currently on plan. This was partially offset by increased production associated with the company’s acquisition of an additional working interest, which was effective February 2, 2023.
Sales Volumes
	Three months ended March 31
(mbbls/d)	2023	2022
Upgraded – net SCO and diesel	504.0	517.7

Non-upgraded bitumen	174.1	153.7
Total	678.1	671.4
SCO and diesel sales volumes were 504,000 bbls/d in the first quarter of 2023, compared to 517,700 bbls/d in the prior year quarter, and were impacted by the same factors that affected production volumes.
Non-upgraded bitumen sales volumes increased to 174,100 bbls/d in the first quarter of 2023, compared to 153,700 bbls/d in the prior year quarter, primarily due to a smaller build of inventory in the first quarter of 2023 compared to the prior year quarter, which was impacted by increased production from Fort Hills being transported to customers extending down the U.S. Gulf Coast, as well as the increase in production volumes in the current quarter.
16   2023 First Quarter   Suncor Energy Inc.

Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2023	2022
Upgraded – net SCO and diesel	98.87	114.37

Non-upgraded bitumen	51.50	96.49

Average crude	86.71	110.27

Average crude, relative to WTI	(16.18)	(9.24)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations decreased in the first quarter of 2023 from the prior year quarter, in line with the decrease in crude oil benchmark prices and the widening of heavy crude oil differentials, partially offset by a weaker Canadian dollar in relation to the U.S. dollar.
Royalties
Royalties for the Oil Sands segment decreased in the first quarter of 2023 compared to the prior year quarter, due to the decrease in crude oil benchmark pricing and the widening of heavy crude oil differentials in the current period compared to the prior year quarter.
Expenses and Other Factors
Total Oil Sands operating expenses increased in the first quarter of 2023 compared to the prior year quarter, primarily due to increased maintenance costs, inflationary impacts, increased mining activity and the company’s additional working interest in Fort Hills, partially offset by a decrease in share-based compensation expense. See the Cash Operating Costs section for additional details regarding cash operating costs and a breakdown of non-production costs by asset.
In the first quarter of 2023, DD&A expense was higher compared to the prior year quarter, primarily due to increased depreciation related to the company’s asset retirement obligation asset.
2023 First Quarter   Suncor Energy Inc.   17

MANAGEMENT’S DISCUSSION AND ANALYSIS
Cash Operating Costs
	Three months ended March 31
($ millions, except as noted)	2023	2022
Oil Sands operating, selling and general expense (OS&G)(1)	2 421	2 212
Oil Sands operations cash operating costs(2) reconciliation

Oil Sands operations OS&G	1 372	1 312

Non-production costs(3)	(51)	(92)

Excess power capacity and other(4)	(142)	(109)
Oil Sands operations cash operating costs(2)	1 179	1 111

Oil Sands operations production volumes (mbbls/d)	442.6	430.4

Oil Sands operations cash operating costs(2) ($/bbl)	29.60	28.70
Fort Hills cash operating costs(2) reconciliation

Fort Hills OS&G	349	266

Non-production costs(3)	(71)	(38)
Fort Hills cash operating costs(2)	278	228

Fort Hills production volumes (mbbls/d)	74.7	87.5

Fort Hills cash operating costs(2) ($/bbl)	41.40	29.00
Syncrude cash operating costs(2) reconciliation

Syncrude OS&G	751	676

Non-production costs(3)	(62)	(92)
Syncrude cash operating costs(2)	689	584

Syncrude production volumes (mbbls/d)	190.1	186.8

Syncrude cash operating costs(2) ($/bbl)	40.25	34.70

(1)
Beginning in the second quarter of 2022, the company revised the presentation of its cash operating costs reconciliation to present Oil Sands inventory changes and internal transfers on an aggregate basis. Oil Sands inventory changes and internal transfers reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes and ii) adjustments for internal diesel sales between assets. Comparative periods have been updated to reflect this change, with no impact to total Oil Sands operations, Fort Hills or Syncrude cash operating costs or cash operating costs per barrel. In the first quarter of 2023, Oil Sands OS&G includes ($51) million of inventory changes and internal transfers. In the first quarter of 2022, Oil Sands OS&G includes ($42) million of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase, such as transfers on the interconnecting pipelines. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units that is recorded in operating revenue, and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $29.60 in the first quarter of 2023, compared to $28.70 in the prior year quarter, primarily due to increased maintenance costs, partially offset by an increase in excess power revenues, resulting from significantly higher power prices, and increased production.
Fort Hills cash operating costs per barrel(1) were $41.40 in the first quarter of 2023, compared to $29.00 in the prior year quarter, due to decreased production and higher costs associated with increased mining activity, partially offset by an increase in excess power revenues resulting from higher power prices.
Syncrude cash operating costs per barrel(1) were $40.25 in the first quarter of 2023, compared to $34.70 in the prior year quarter, primarily due to increased maintenance costs and commodity prices, partially offset by increased production.
(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

18   2023 First Quarter   Suncor Energy Inc.

Planned Maintenance Update
The company has commenced planned turnaround activities at Syncrude, which are expected to be completed in the second quarter of 2023. Subsequent to the first quarter, the company commenced and completed planned maintenance at Fort Hills. Planned annual coker maintenance at Oil Sands Base Upgrader 1 is also scheduled to be completed in the second quarter of 2023. The anticipated impact of these maintenance events has been reflected in the company’s 2023 guidance.
Asset Transactions
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills for $712 million, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%.
Subsequent to the first quarter of 2023, Suncor entered into an agreement to purchase TotalEnergies’ Canadian operations through the acquisition of TotalEnergies Canada, which holds a 31.23% working interest in Fort Hills, a 50% working interest in Surmont, located in the Fort McMurray region, as well as certain other associated assets. The acquisition is for cash consideration of $5.5 billion, before closing adjustments and other closing costs, with the potential for additional payments of up to an aggregate maximum of $600 million, expiring after five years and conditional upon WCS benchmark pricing and certain production targets. The transaction will have an effective date of April 1, 2023, and is anticipated to close in the third quarter of 2023, subject to pre-emptive rights, regulatory approval and other closing conditions.
2023 First Quarter   Suncor Energy Inc.   19

MANAGEMENT’S DISCUSSION AND ANALYSIS
EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended March 31
($ millions)	2023	2022
Operating revenues(1)	734	1 015

Less: Royalties(1)	(86)	(147)
Operating revenues, net of royalties	648	868
Earnings before income taxes	375	645
Adjusted operating earnings(2)	375	645
Adjusted funds from operations(2)	491	724

(1)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the first quarter of 2023, revenue includes a gross-up amount of  $68 million, with an offsetting amount of  $35 million in royalties in the E&P segment and $33 million in income tax expense recorded at the consolidated level. In the first quarter of 2022, revenue includes a gross-up amount of  $138 million, with an offsetting amount of  $60 million in royalties in the E&P segment and $78 million in income tax expense recorded at the consolidated level.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the first quarter of 2023 were $375 million, compared to $645 million in the prior year quarter, with the decrease primarily due to lower realized crude prices and decreased sales volumes.
Volumes
	Three months ended March 31
	2023	2022
E&P Canada (mbbls/d)	46.7	51.2

E&P International (mboe/d)	20.3	29.2
Total production (mboe/d)	67.0	80.4
Total sales volumes (mboe/d)	68.7	79.5
20   2023 First Quarter   Suncor Energy Inc.

Production volumes for E&P Canada were 46,700 bbls/d in the first quarter of 2023, compared to 51,200 bbls/d in the prior year quarter, primarily due to natural declines.
The Terra Nova Floating, Production, Storage and Offloading facility returned to Canada in the first quarter of 2023. The timing of Terra Nova return to production has been delayed as the company has identified additional maintenance and commissioning activities, that are currently ongoing quayside, in order to ensure full confidence in the safety and reliability of the asset before returning to production.
Production volumes for E&P International were 20,300 boe/d in the first quarter of 2023, compared to 29,200 boe/d in the prior year quarter, primarily due to natural declines, the sale of the company’s assets in Norway in the third quarter of 2022 and decreased liftings at the company’s Libya operations in the first quarter of 2023 compared to the prior year quarter.
Total E&P sales volumes were 68,700 boe/d in the first quarter of 2023, compared to 79,500 boe/d in the prior year quarter, primarily due to the same factors that impacted production volumes, discussed above.
Price Realizations(1)
	Three months ended March 31
Net of transportation costs, but before royalties	2023	2022
E&P Canada ($/bbl)	101.11	122.13

E&P International(2) ($/boe)	113.82	113.60

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

Price realizations at E&P Canada decreased in the first quarter of 2023 from the prior year quarter, in line with the decrease in benchmark prices for Brent crude, partially offset by weaker foreign exchange rates. Price realizations at E&P International in the first quarter of 2023 were comparable to the prior year quarter, primarily due to the timing of cargo sales.
Royalties
E&P royalties in the first quarter of 2023 were lower compared to the prior year quarter primarily due to the decrease in price realizations.
Expenses and Other Factors
Operating and transportation expenses increased in the first quarter of 2023 compared to the prior year quarter, primarily related to an increase in the company’s working interest in White Rose and increased costs related to the Terra Nova Asset Life Extension Project.
DD&A and exploration expense in the first quarter of 2023 was comparable to the prior year quarter.
Financing expense and other, which includes other income, increased in the first quarter of 2023 compared to the prior year quarter, primarily due to the recognition of contingent consideration in the prior year quarter related to the company’s sale of the Golden Eagle Area Development.
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events scheduled for the second quarter of 2023.
Asset Transaction
During the first quarter of 2023, the company reached an agreement for the sale of its U.K. portfolio for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval and is expected to close in the second quarter of 2023.
2023 First Quarter   Suncor Energy Inc.   21

MANAGEMENT’S DISCUSSION AND ANALYSIS
REFINING AND MARKETING
Financial Highlights
	Three months ended March 31
($ millions)	2023	2022
Operating revenues	7 173	7 855
Earnings before income taxes	993	1 417
Adjusted for:

Unrealized loss (gain) on risk management activities	5	(22)
Adjusted operating earnings(1)	998	1 395
Adjusted funds from operations(1)	1 194	1 597

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the first quarter of 2023 was $998 million compared to $1.395 billion in the prior year quarter. The decrease in adjusted operating earnings was primarily due to a FIFO inventory valuation loss of $131 million in the current period, compared to a gain of $729 million in the prior year quarter, decreased refinery production and increased operating and transportation expenses. This was partially offset by an increase in refining and marketing margins as a result of higher benchmark crack spreads in the current period.
22   2023 First Quarter   Suncor Energy Inc.

Volumes
	Three months ended March 31
	2023	2022
Crude oil processed (mbbls/d)

Eastern North America	203.9	209.6

Western North America	163.8	226.9
Total	367.7	436.5
Refinery utilization(1) (%)

Eastern North America	92	94

Western North America	67	93
Total	79	94
Refined product sales (mbbls/d)

Gasoline	208.3	226.2

Distillate	232.7	254.3

Other	73.8	71.4
Total	514.8	551.9
Refining and marketing gross margin – FIFO(2) ($/bbl)	55.45	53.20

Refining and marketing gross margin – LIFO(2) ($/bbl)	59.15	35.95

Refining operating expense(2) ($/bbl)	8.15	6.25

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Refinery crude throughput was 367,700 bbls/d and refinery utilization was 79% in the first quarter of 2023, compared to 436,500 bbls/d and 94% in the prior year quarter, with the decrease primarily due to the completion of repairs and subsequent progressive restart activities at the company’s Commerce City refinery, as the asset returned to operations by the end of the quarter. Refinery utilization for the company’s Canadian refineries was 94% in the first quarter of 2023, compared to 98% in the prior year quarter. Refined product sales in the first quarter of 2023 were 514,800 bbls/d, compared to 551,900 bbls/d in the prior year quarter, primarily due to the decrease in refinery crude throughput at the company’s Commerce City refinery in the current quarter.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $59.15/bbl in the first quarter of 2023, from $35.95/bbl in the prior year quarter. The increase was due to significantly higher gasoline and distillate benchmark crack spreads reflecting a tight supply-demand balance, which was further supported by strong location and quality differentials from regional benchmarks to the company’s local markets. Other factors included a favourable product mix and the widening of heavy crude oil differentials. On a LIFO basis, Suncor’s refining and marketing gross margin represents 102% margin capture compared to Suncor’s 5-2-2-1 index in the first quarter of 2023.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $55.45/bbl in the first quarter of 2023, from $53.20/bbl in the prior year quarter, due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the first quarter of 2023, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, including the impact of commodity risk management activities, resulted in a loss of $131 million on the decrease in crude oil benchmarks. In the prior year quarter, FIFO, including the impact of commodity risk management activities, resulted in a gain of $729 million, for an unfavourable quarter-over-quarter impact of $860 million.

(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2023 First Quarter   Suncor Energy Inc.   23

MANAGEMENT’S DISCUSSION AND ANALYSIS
Expenses and Other Factors
Operating and transportation expenses in the first quarter of 2023 increased compared to the prior year quarter, primarily due to unplanned maintenance at the company’s Commerce City refinery, partially offset by a decrease in share-based compensation expense.
Refining operating expense per barrel(1)(2) was $8.15 in the first quarter of 2023, compared to $6.25 in the prior year quarter, primarily due to decreased refinery production.
Planned Maintenance
Planned turnaround maintenance is scheduled at each of the company’s refineries during the second quarter of 2023, with all events expected to be completed within the quarter. The anticipated impact of these maintenance events has been reflected in the company’s 2023 guidance.

(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
In the first quarter of 2023, refining operating expense per barrel excludes costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

24   2023 First Quarter   Suncor Energy Inc.

CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended March 31
($ millions)	2023	2022
Loss before income taxes	(131)	(523)
Adjusted for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	3	(146)

Gain on significant disposal	(302)	—
Adjusted operating loss(1)	(430)	(669)

Corporate and Renewables	(437)	(388)

Eliminations – Intersegment profit eliminated	7	(281)
Adjusted funds used in operations(1)	(533)	(665)

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate and Renewables incurred an adjusted operating loss of $437 million in the first quarter of 2023, compared to $388 million in the prior year quarter. The increased loss was attributable to increased investment in digital technologies and the company’s progress towards its net-zero GHG emissions objective, an increased operational foreign exchange loss in the first quarter of 2023 compared to the prior year quarter, and an unrealized gain on investment recorded in the first quarter of 2022. The increased loss was partially offset by a decrease in share-based compensation expense in the first quarter of 2023 compared to the prior year quarter, and a net decrease in interest expense on debt in the current quarter as a result of debt reductions that occurred throughout 2022. Suncor capitalized $58 million of its borrowing costs in the first quarter of 2023, as part of the cost of major development assets and construction projects in progress, compared to $37 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the first quarter of 2023, the company realized $7 million of intersegment profit, compared to a deferral of $281 million of intersegment profit in the prior year quarter. The realization of intersegment profit and elimination of unrealized losses in the first quarter of 2023 was driven by the decrease in Oil Sands price realizations over the quarter, as higher margin crude refinery feedstock inventory sourced internally from Oil Sands was sold and replaced by lower margin feedstock inventory, and a decrease in intersegment inventory volumes.
Corporate and Eliminations adjusted funds used in operations were $533 million for the first quarter of 2023, compared to $665 million in the first quarter of 2022, and were influenced by the same factors impacting adjusted operating loss described above, excluding the impact of the unrealized gain on investment recorded in the first quarter of 2022, and share-based compensation expense.
Asset Transaction
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million.
2023 First Quarter   Suncor Energy Inc.   25

MANAGEMENT’S DISCUSSION AND ANALYSIS
5. INCOME TAX
	Three months ended March 31
($ millions)	2023	2022
Current income tax expense	738	976

Deferred income tax recovery	(76)	(77)
Income tax expense included in net earnings	662	899

Less: Income tax expense on adjusted operating earnings adjustments	38	27
Income tax expense included in adjusted operating earnings	624	872
Effective tax rate	24.4%	23.4%
The provision for income taxes in the first quarter of 2023 decreased compared to the prior year quarter, primarily due to decreased earnings. In the first quarter of 2023, the company’s effective tax rate on net earnings increased compared to the prior year quarter, primarily due to income earned in foreign jurisdictions with higher statutory tax rates, non-taxable foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense.
26   2023 First Quarter   Suncor Energy Inc.

6. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Segment
	Three months ended March 31
($ millions)	2023	2022
Oil Sands	810	668

Exploration and Production(1)	138	83

Refining and Marketing	125	132

Corporate and Eliminations	13	128
Total capital and exploration expenditures	1 086	1 011

Less: Capitalized interest on debt	(58)	(37)
	1 028	974

(1)
Excludes capital expenditures related to assets held for sale of  $42 million in the first quarter of 2023 and $19 million in the first quarter of 2022.

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
		Three months ended March 31, 2023
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total
Oil Sands

Oil Sands Base	179	123	302

In Situ	30	96	126

Fort Hills	90	—	90

Syncrude	171	69	240

Exploration and Production(3)	—	132	132

Refining and Marketing	114	11	125

Corporate and Eliminations	6	7	13
	590	438	1 028

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets held for sale of  $42 million in the first quarter of 2023.

During the first quarter of 2023, the company spent $1.028 billion on capital expenditures, excluding capitalized interest, compared to $974 million in the prior year quarter. The increase in capital expenditures in the current quarter was primarily due to increased asset sustainment and maintenance capital expenditures at Syncrude, increased economic investment capital expenditures in E&P, primarily due to the ramp up of development work at the West White Rose Project in the current period, which was partially offset by decreased economic investment capital expenditures at Corporate.
Activity in the first quarter of 2023 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $302 million in the first quarter of 2023, and were primarily focused on asset sustainment and maintenance activities focused on ensuring safe, reliable and efficient operations, and tailings development. Economic investment expenditures were primarily focused on progressing the investment in low-carbon power cogeneration by replacing the coke-fired boilers with a new cogeneration facility.
In Situ capital expenditures were $126 million in the first quarter of 2023, and were primarily directed towards economic investment activities, which focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels from existing well pad declines.
2023 First Quarter   Suncor Energy Inc.   27

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fort Hills capital expenditures were $90 million in the first quarter of 2023, and were directed towards asset sustainment and maintenance activities related to mine and tailings development to support ongoing operations, including spend aligned with the execution of its mine improvement plan, which includes an accelerated sequence of mine development relative to historical plans.
Syncrude capital expenditures were $240 million in the first quarter of 2023, the majority of which were for asset sustainment and maintenance expenditures that focused on improving asset reliability, including the preparation and commencement of planned turnaround activities during the quarter, and mine equipment replacements. Economic investment during the quarter was directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
E&P capital and exploration expenditures were $132 million in the first quarter of 2023, and were related to economic investment projects, primarily development work on the West White Rose Project and the Terra Nova Asset Life Extension Project.
Refining and Marketing
R&M capital expenditures were $125 million in the first quarter of 2023, and were primarily related to asset sustainment and maintenance activities that focused on the ongoing sustainment and enhancement of refinery and retail operations. Economic investment capital expenditures in the first quarter of 2023 were focused on enhancing the company’s sales and marketing business, including the optimization of its retail operations.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $13 million in the first quarter of 2023, and were primarily directed towards investment in digital technologies.
28   2023 First Quarter   Suncor Energy Inc.

7. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended March 31
	2023	2022
Return on capital employed (ROCE)(1)(2) (%)	17.8	12.7
Net debt to adjusted funds from operations(1) (times)	0.9	1.3
Total debt to total debt plus shareholders’ equity(1) (%)	29.7	32.0
Net debt to net debt plus shareholders’ equity(1) (%)	28.2	28.7
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	23.7	24.8

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
ROCE would have been 21.6% for the twelve months ended March 31, 2023, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 12.4% for the twelve months ended March 31, 2022, excluding the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources to fund its planned 2023 capital spending program of $5.4 billion to $5.8 billion, the acquisition and sustaining capital cost requirements associated with the potential acquisition of TotalEnergies Canada, and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets through the issuance of long-term notes or debentures. The company’s cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates. The company intends to fund the potential acquisition of TotalEnergies Canada primarily through debt issuances. If additional capital is required, Suncor’s management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.
Available Sources of Liquidity
For the three months ended March 31, 2023, cash and cash equivalents decreased to $1.128 billion from $1.980 billion at December 31, 2022, due to the company’s capital and exploration expenditures, the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB), the acquisition of an additional 14.65% interest in Fort Hills, the payment of dividends, and income tax, commodity tax and royalty payments, exceeding its cash flow provided by operating activities, increase in short-term indebtedness and proceeds from the sale of its wind and solar assets.
As at March 31, 2023, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 11 days.
As at March 31, 2023, available credit facilities for liquidity purposes were $1.929 billion, compared to $2.900 billion at December 31, 2022. The decrease in available credit facilities was primarily due to an increase in short-term indebtedness.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements,
2023 First Quarter   Suncor Energy Inc.   29

MANAGEMENT’S DISCUSSION AND ANALYSIS
potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. At March 31, 2023, total debt to total debt plus shareholders’ equity was 29.7% (December 31, 2022 – 28.4%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
Three months ended
($ millions)	March 31, 2023
Total debt(1) – beginning of period	15 619

Decrease in long-term debt	(5)

Increase in short-term debt	962

Increase in lease liability	346

Lease payments	(82)

Foreign exchange on debt, and other	2
Total debt(1) – March 31, 2023	16 842

Less: Cash and cash equivalents – March 31, 2023	1 128
Net debt(1) – March 31, 2023	15 714

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt increased in the first quarter of 2023 primarily due to an increase in short-term indebtedness and leases entered into, and assumed with the Fort Hills acquisition, during the period, partially offset by principal lease payments made during the first quarter of 2023.
At March 31, 2023, Suncor’s net debt was $15.714 billion, compared to $13.639 billion at December 31, 2022. The change in net debt was primarily due to the factors listed above, and a decrease in cash and cash equivalents.
Common Shares
March 31,
(thousands)	2023
Common shares	1 318 367

Common share options – exercisable	18 236

Common share options – non-exercisable	3 238
As at May 5, 2023, the total number of common shares outstanding was 1,309,647,065 and the total number of exercisable and non-exercisable common share options outstanding was 21,379,541. Once vested, each outstanding common share option is exercisable into one common share.
30   2023 First Quarter   Suncor Energy Inc.

Share Repurchases
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as at February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
Between February 17, 2023, and May 5, 2023, pursuant to Suncor’s NCIB, Suncor repurchased 20,373,835 common shares on the open market, representing the equivalent of 1.5% of its common shares as at February 3, 2023, for $878 million, at a weighted average price of $43.10 per share.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended March 31
($ millions, except as noted)	2023	2022
Share repurchase activities (thousands of common shares)	19 936	21 698

Weighted average repurchase price per share (dollars per share)	43.85	38.12

Share repurchase cost	874	827
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2022 annual MD&A. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
During the first quarter of 2023, the company increased its commitments as a result of the acquisition of an additional 14.65% interest in Fort Hills. The acquisition of additional working interest is expected to impact the company’s undiscounted future decommissioning and restoration costs, long-term contracts, pipeline capacity and energy service commitments and its commitments associated with leases.
2023 First Quarter   Suncor Energy Inc.   31

MANAGEMENT’S DISCUSSION AND ANALYSIS
8. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents and the impacts of the COVID-19 pandemic.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021
Total production (mboe/d)

Oil Sands	675.1	688.1	646.0	641.5	685.7	665.9	605.1	615.7

Exploration and Production	67.0	75.0	78.1	78.7	80.4	77.4	93.5	84.0
	742.1	763.1	724.1	720.2	766.1	743.3	698.6	699.7
Revenues and other income

Gross revenues(1)	12 272	14 754	15 869	17 815	14 469	11 897	10 758	9 597

Royalties	(358)	(834)	(925)	(1 680)	(1 132)	(748)	(613)	(438)
Operating revenues, net of royalties(1)	11 914	13 920	14 944	16 135	13 337	11 149	10 145	9 159

Other income (loss)	342	(65)	113	69	14	10	68	(66)
	12 256	13 855	15 057	16 204	13 351	11 159	10 213	9 093
Net earnings (loss)	2 052	2 741	(609)	3 996	2 949	1 553	877	868

Per common share – basic (dollars)	1.54	2.03	(0.45)	2.84	2.06	1.07	0.59	0.58

Per common share – diluted (dollars)	1.54	2.03	(0.45)	2.83	2.06	1.07	0.59	0.58
Adjusted operating earnings(2)	1 809	2 432	2 565	3 814	2 755	1 294	1 043	722

Per common share(3)(4) (dollars)	1.36	1.81	1.88	2.71	1.92	0.89	0.71	0.48
Adjusted funds from operations(2)	3 002	4 189	4 473	5 345	4 094	3 144	2 641	2 362

Per common share(3)(4) (dollars)	2.26	3.11	3.28	3.80	2.86	2.17	1.79	1.57
Cash flow provided by operating activities	1 039	3 924	4 449	4 235	3 072	2 615	4 718	2 086

Per common share – basic (dollars)	0.78	2.91	3.26	3.01	2.14	1.80	3.19	1.39
ROCE(3) (%) for the twelve months ended	17.8	19.4	17.5	19.4	12.7	8.6	4.5	1.9
ROCE excluding impairments and impairment reversals(3) (%) for the twelve months ended	21.6	22.9	21.0	18.2	12.4	8.2	4.9	2.6
Common share information (dollars)

Dividend per common share	0.52	0.52	0.47	0.47	0.42	0.42	0.21	0.21

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	41.96	42.95	38.90	45.16	40.70	31.65	26.26	29.69

New York Stock Exchange (US$)	31.05	31.73	28.15	35.07	32.59	25.03	20.74	23.97

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings (loss) for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(4)
Represented on a basic per share basis.

32   2023 First Quarter   Suncor Energy Inc.

Business Environment
(average for the three months ended)		Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021
WTI crude oil at Cushing	US$/bbl	76.10	82.65	91.65	108.40	94.40	77.15	70.55	66.05

Dated Brent crude	US$/bbl	81.25	88.65	100.95	113.75	101.50	79.70	73.45	68.85

Dated Brent/Maya FOB price differential	US$/bbl	18.40	17.70	17.95	11.65	14.30	8.60	7.80	6.20

MSW at Edmonton	Cdn$/bbl	99.05	110.05	116.85	137.80	115.75	93.25	83.75	77.25

WCS at Hardisty	US$/bbl	51.35	57.00	71.75	95.60	79.80	62.50	56.95	54.60

WTI-WCS light/heavy differential	US$/bbl	(24.75)	(25.65)	(19.90)	(12.80)	(14.60)	(14.65)	(13.60)	(11.45)

SYN-WTI (differential) premium	US$/bbl	2.10	4.15	8.80	6.05	(1.30)	(1.80)	(1.60)	0.35

Condensate at Edmonton	US$/bbl	79.85	83.40	87.35	108.35	96.15	79.10	69.20	66.40

Natural gas (Alberta spot) at AECO	Cdn$/GJ	3.05	4.90	4.15	6.90	4.50	4.45	3.40	2.95

Alberta Power Pool Price	Cdn$/MWh	142.00	213.95	221.40	122.45	90.00	107.30	100.35	104.50

New York Harbor 2-1-1 crack(1)	US$/bbl	36.70	52.75	46.70	60.05	28.25	20.65	20.90	20.35

Chicago 2-1-1 crack(1)	US$/bbl	31.55	39.20	43.30	49.40	20.20	16.90	20.45	20.25

Portland 2-1-1 crack(1)	US$/bbl	37.40	50.70	57.30	63.45	33.80	25.35	26.70	24.55

Gulf Coast 2-1-1 crack(1)	US$/bbl	37.65	40.20	41.85	52.55	26.80	19.65	19.55	18.25

U.S. Renewable Volume Obligation	US$/bbl	8.20	8.55	8.10	7.80	6.45	6.10	7.35	8.15

Exchange rate	US$/Cdn$	0.74	0.74	0.77	0.78	0.79	0.79	0.79	0.81

Exchange rate (end of period)	US$/Cdn$	0.74	0.74	0.73	0.78	0.80	0.79	0.78	0.81

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

2023 First Quarter   Suncor Energy Inc.   33

MANAGEMENT’S DISCUSSION AND ANALYSIS
9. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2022 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2022.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2022, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2022 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2022, note 9 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2023, and the Financial Condition and Liquidity section of the 2022 annual MD&A.
Control Environment
Based on their evaluation as at March 31, 2023, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In April 2022, the company implemented a new enterprise resource planning (ERP) system across the entire organization; accordingly, the company modified a number of internal controls. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
The company has taken actions and established controls to monitor and maintain appropriate internal controls during the transition period following the new ERP system implementation. These include performing additional controls, verifications and testing to ensure data integrity.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
Suncor has further updated its previously announced 2023 guidance (which was originally disclosed via press release on November 29, 2022), as set forth in Suncor’s press releases dated February 14, 2023, and May 8, 2023, a copy of which is available on www.sedar.com.
34   2023 First Quarter   Suncor Energy Inc.

10. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Throughout this MD&A, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the impact of the FIFO method of inventory valuation in the company’s R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries, and downstream realized commodity risk management activities.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

2023 First Quarter   Suncor Energy Inc.   35

MANAGEMENT’S DISCUSSION AND ANALYSIS
Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a measure that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended March 31
($ millions, except as noted)		2023	2022
Adjustments to net earnings

Net earnings		8 180	6 247

Add (deduct) after-tax amounts for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		818	(57)

Net interest expense		633	628
Adjusted net earnings(1)	A	9 631	6 818
Capital employed – beginning of twelve-month period

Net debt(2)		15 421	18 829

Shareholders’ equity		38 274	36 325
		53 695	55 154
Capital employed – end of twelve-month period

Net debt(2)		15 714	15 421

Shareholders’ equity		39 949	38 274
		55 663	53 695
Average capital employed	B	54 171	53 700
ROCE (%)(3)	A/B	17.8	12.7

(1)
Total before-tax impact of adjustments is $1.713 billion for the twelve months ended March 31, 2023, and $765 million for the twelve months ended March 31, 2022.

(2)
Net debt is a non-GAAP financial measure.

(3)
ROCE would have been 21.6% for the twelve months ended March 31, 2023, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 12.4% for the twelve months ended March 31, 2022, excluding the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021.

36   2023 First Quarter   Suncor Energy Inc.

Adjusted Funds From (Used In) Operations
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective management’s discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	1 477	2 309	375	645	993	1 417	(131)	(523)	—	—	2 714	3 848

Adjustments for:												—

Depreciation, depletion, amortization and impairment	1 138	1 105	127	129	220	212	31	25	—	—	1 516	1 471

Accretion	114	63	17	14	2	1	—	—	—	—	133	78

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	3	(146)	—	—	3	(146)

Change in fair value of financial instruments and trading inventory	27	(21)	(25)	(17)	28	(36)	—	—	—	—	30	(74)

(Gain) loss on disposal of assets	—	(2)	(1)	—	(11)	—	(302)	—	—	—	(314)	(2)

Share-based compensation	(60)	28	1	(1)	(27)	5	(117)	24	—	—	(203)	56

Settlement of decommissioning and restoration liabilities	(124)	(88)	(2)	—	(7)	(2)	—	(1)	—	—	(133)	(91)

Other	16	20	(1)	(46)	(4)	—	(17)	(44)	—	—	(6)	(70)

Current income tax expense	—	—	—	—	—	—	—	—	(738)	(976)	(738)	(976)
Adjusted funds from (used in) operations	2 588	3 414	491	724	1 194	1 597	(533)	(665)	(738)	(976)	3 002	4 094

Change in non-cash working capital											(1 963)	(1 022)
Cash flow provided by operating activities											1 039	3 072
2023 First Quarter   Suncor Energy Inc.   37

MANAGEMENT’S DISCUSSION AND ANALYSIS
Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
Three months ended March 31
($ millions)	2023	2022
Cash flow provided by operating activities	1 039	3 072

(Add) deduct change in non-cash working capital	(1 963)	(1 022)
Adjusted funds from operations	3 002	4 094

Less capital expenditures including capitalized interest(1)	(1 086)	(1 011)
Free funds flow	1 916	3 083

(1)
Excludes capital expenditures related to assets held for sale of  $42 million in the first quarter of 2023 and $19 million in the first quarter of 2022.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase, such as transfers on the interconnecting pipelines. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units that is recorded in operating revenue, and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
38   2023 First Quarter   Suncor Energy Inc.

Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended March 31
($ millions, except as noted)	2023	2022
Refining and marketing gross margin reconciliation

Operating revenues	7 173	7 855

Purchases of crude oil and products	(5 354)	(5 482)
	1 819	2 373

Other (loss) income	156	(110)

Non-refining and marketing margin	(2)	(13)
Refining and marketing gross margin – FIFO	1 973	2 250

Refinery production(1) (mbbls)	35 583	42 311
Refining and marketing gross margin – FIFO ($/bbl)	55.45	53.20
FIFO and risk management activities adjustment	131	(729)
Refining and marketing gross margin – LIFO	2 104	1 521
Refining and marketing gross margin – LIFO ($/bbl)	59.15	35.95
Refining operating expense reconciliation

Operating, selling and general expense	650	559

Non-refining costs	(360)	(294)
Refining operating expense	290	265

Refinery production(1) (mbbls)	35 583	42 311
Refining operating expense ($/bbl)	8.15	6.25

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

2023 First Quarter   Suncor Energy Inc.   39

MANAGEMENT’S DISCUSSION AND ANALYSIS
Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	March 31	December 31
($ millions, except as noted)	2023	2022
Short-term debt	3 776	2 807

Current portion of long-term debt	—	—

Current portion of long-term lease liabilities	357	317

Long-term debt	9 791	9 800

Long-term lease liabilities	2 918	2 695
Total debt	16 842	15 619

Less: Cash and cash equivalents	1 128	1 980
Net debt	15 714	13 639

Shareholders’ equity	39 949	39 367
Total debt plus shareholders’ equity	56 791	54 986
Total debt to total debt plus shareholders’ equity (%)	29.7	28.4
Net debt to net debt plus shareholders’ equity (%)	28.2	25.7
Net debt to net debt plus shareholders’ equity – excluding leases (%)	23.7	21.3
40   2023 First Quarter   Suncor Energy Inc.

Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
For the quarter ended	March 31, 2023				March 31, 2022
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues, net of royalties	1 174	4 621	5 795	5 795	1 571	4 914	6 485	6 485

Add: Royalties	61	211	272	272	211	774	985	985
Operating revenues	1 235	4 832	6 067	6 067	1 782	5 688	7 470	7 470

Other (loss) income	124	(9)	115	115	(37)	44	7	7

Purchases of crude oil and products	(337)	(71)	(408)	(408)	(390)	(63)	(453)	(453)

Gross realization adjustment(1)	(105)	(108)	(213)		67	(136)	(69)
Gross realization	917	4 644	5 561		1 422	5 533	6 955
Transportation and distribution	(109)	(161)	(270)	(270)	(87)	(206)	(293)	(293)
Price realization	808	4 483	5 291		1 335	5 327	6 662
Sales volumes (mbbls)	15 668	45 361	61 029		13 830	46 592	60 422
Price realization per barrel	51.50	98.87	86.71		96.49	114.37	110.27

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

E&P Price Realizations
For the quarter ended	March 31, 2023				March 31, 2022
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues, net of royalties	184	407	57	648	272	476	120	868

Add: Royalties	—	51	35	86	—	87	60	147
Operating revenues	184	458	92	734	272	563	180	1 015

Transportation and distribution	(5)	(14)	(2)	(21)	(6)	(17)	—	(23)
Price realization	179	444	90		266	546	180
Sales volumes (mbbls)	1 574	4 389			2 336	4 460
Price realization per barrel	113.82	101.11			113.60	122.13

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the first quarter of 2023, revenue includes a gross-up amount of  $68 million, with an offsetting amount of  $35 million in royalties in the E&P segment and $33 million in income tax expense recorded at the consolidated level. In the first quarter of 2022, revenue includes a gross-up amount of  $138 million, with an offsetting amount of  $60 million in royalties in the E&P segment and $78 million in income tax expense recorded at the consolidated level.

2023 First Quarter   Suncor Energy Inc.   41

MANAGEMENT’S DISCUSSION AND ANALYSIS
11. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q1	Three months ended March 31
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
MW	megawatts	MSW	Mixed Sweet Blend
MWh	megawatts per hour	NYMEX	New York Mercantile Exchange
		YTD	Year to date
42   2023 First Quarter   Suncor Energy Inc.

12. FORWARD-LOOKING INFORMATION
This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
statements about Suncor’s proposed acquisition of TotalEnergies Canada, including the expected benefits therefrom, including that it will advance Suncor’s long-term bitumen supply strategy for when the company’s Base Mine reaches its end of life in the mid-2030’s, the expected sources of funds for the proposed acquisition, and the timing of the transaction;

•
that, with 100% ownership of Fort Hills, Firebag and MacKay River, Suncor will have sufficient physical bitumen supply from the company’s regional Oil Sands assets to continue to feed the Base Plant upgraders at full rates post the end of the Base Mine life which is expected in the mid-2030's;

•
Suncor’s expectation that the sale of its U.K. E&P portfolio will close in the second quarter of 2023;

•
Suncor’s expected focus on the fundamentals of safety, operational excellence, reliability and profitability and its expectation that this will allow the company to deliver superior, long-term shareholder value and maximize the reliability and financial performance of each asset;

•
Suncor’s strategy and priorities and the expected benefits therefrom;

•
statements about Suncor’s capital allocation framework and the expectation that Suncor’s Board of Directors will increase the quarterly dividend by approximately 10% following the closing of the acquisition of TotalEnergies Canada;

•
statements about the Terra Nova Floating, Production, Storage and Offloading facility, including that the timing of return to production has been delayed;

•
statements and expectations for the company’s announced partnership with Canadian Tire Corporation, including the expected benefits and timing;

•
Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;

•
expectations regarding planned maintenance events, including planned turnaround activities at Syncrude, planned annual coker maintenance at Oil Sands Base Upgrader 1, and planned turnaround maintenance at each of the company’s refineries, and the timing thereof;

•
statements regarding Suncor’s planned 2023 capital spending program of $5.4 billion to $5.8 billion, the sustaining capital cost requirements associated with the potential acquisition of TotalEnergies Canada, including the incremental 14.65% share of Fort Hills acquired in the first quarter of 2023, and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets, and Suncor’s belief that if additional capital is required, that adequate additional financing will be available in debt capital markets at commercial terms and rates;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels and Suncor’s expectation that its early debt repayments will have a significant impact on the company’s long-term debt and interest payments on long-term debt;

2023 First Quarter   Suncor Energy Inc.   43

MANAGEMENT’S DISCUSSION AND ANALYSIS
•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures;

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy; and

•
Suncor’s updated full-year business environment outlook assumptions for AECO-C Spot rates and the production range for E&P.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and
44   2023 First Quarter   Suncor Energy Inc.

infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2022 annual MD&A, the 2022 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
2023 First Quarter   Suncor Energy Inc.   45